ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CYREN LTD.

December 28, 2017

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card are available at http://www.astproxyportal.com/ast/40023

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00000333333330000000 4 122817

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" ALL THE PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. To elect seven Directors, five of whom are continuing Directors (including Lior Samuelson, the Company's CEO and Chairman of the Board) and two of whom are nominees of and affiliated with the Company's new investor, to serve for the ensuing year or until their successors are elected:

	FOR	AGAINST	ABSTAIN
A. Hila Karah	☐	☐	☐
B. Aviv Raiz	☐	☐	☐
C. Lior Samuelson	☐	☐	☐
D. Todd Thomson	☐	☐	☐
E. James Hamilton	☐	☐	☐
F. Cary Davis	☐	☐	☐
G. Brian Chang	☐	☐	☐

2. To ratify and approve the re-appointment of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company's independent public accountants for the year ending December 31, 2017 and for the year commencing January 1, 2018 and until the next annual meeting of the Company's shareholders and to authorize the Company's Board and Audit Committee to determine its compensation. ☐ ☐ ☐

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ________ Date: ________ Signature of Shareholder ________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

CYREN LTD.

Annual General Meeting of Shareholders to be held on December 28, 2017

Solicited on Behalf of Management

The undersigned shareholder of Cyren Ltd. (the "Company") hereby appoints each of Eric Spindel and Michael Myshrall, as the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company, to be held at the corporate offices of the Company's subsidiary Cyren Inc., located at 1430 Spring Hill Road, Suite 330, McLean, VA 22102, at 11:00 a.m. Eastern Time, and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)